SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ROVI CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

2.625% CONVERTIBLE SENIOR NOTES DUE 2040

(Title of Class of Securities)

779376 AB8

(CUSIP Number of Class of Securities)

Pamela Sergeeff

Executive Vice President and General Counsel

Rovi Corporation

2830 De La Cruz Boulevard

Santa Clara, California 95050

(408) 562-8400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With a Copy to:

Jon Gavenman, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

(650) 843-5000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$290,990,000	$33,813.04

(1)	Estimated for purposes of calculating the filing fee only. This amount is calculated as the sum of (a) the aggregate outstanding principal amount of the 2.625% Convertible Senior Notes due 2040 (the “Notes”), plus (b) accrued and unpaid interest on the Notes through February 19, 2015, the day prior to the currently anticipated repurchase date.
(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $33,813.04	Filing Party: Rovi Corporation
Form or Registration No.: Schedule TO-I (File No. 005-84002)	Date Filed: January 20, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY STATEMENT

This Amendment No.1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2015 (as amended and supplemented, the “Schedule TO”) by Rovi Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company to repurchase for cash all of its outstanding 2.625% Convertible Senior Notes due 2040 (the “Notes”) from holders of the Notes (the “Holders”) upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of March 17, 2010 (as amended, supplemented or otherwise modified, the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), under which the Company issued the Notes; (2) the Notes; and (3) the Repurchase Notice, dated as of January 20, 2015, filed as an exhibit to the Schedule TO (as it may be supplemented or amended from time to time, the “Repurchase Notice”) (collectively, the “Offer”). This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer expired at 5:00 p.m., New York City time, on February 19, 2015 (the “Expiration Time”). Based on final information provided to the Company by the Trustee, $287,386,000.00 aggregate principal amount of the Notes were validly surrendered for repurchase pursuant to the Offer as of the Expiration Time. Accordingly, $287,386,000.00 aggregate principal amount of the Notes were accepted for repurchase by the Company pursuant to the Offer.

This Amendment No. 1 includes only the items in the Schedule TO that are being amended. Unaffected items are not being included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the exhibits thereto and hereto.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)	Repurchase Notice dated January 20, 2015, previously filed with the SEC on January 20, 2015.

(b)	Not applicable.

(d)	Indenture, dated as of March 17, 2010, by and between the Company and The Bank of New York Mellon Trust Company, N.A. as trustee. Incorporated by reference to Exhibit 4.01 to Rovi Corporation’s Current Report on Form 8-K filed March 18, 2010 (Commission File No. 000-53413).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2015	Rovi Corporation

	By:	/s/ Pamela Sergeeff
	Name:	Pamela Sergeeff
	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Repurchase Notice dated January 20, 2015, previously filed with the SEC on January 20, 2015.

(b)	Not applicable.

(d)	Indenture, dated as of March 17, 2010, by and between the Company and The Bank of New York Mellon Trust Company, N.A. as trustee. Incorporated by reference to Exhibit 4.01 to Rovi Corporation’s Current Report on Form 8-K filed March 18, 2010 (Commission File No. 000-53413).

(g)	Not applicable.

(h)	Not applicable.